UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50163

AQUA SOCIETY, INC.
(Exact name of registrant as specified in its charter)

Langenbochumer Strasse 393,
Herten 45701, Germany
Telephone: 49 209 - 361 53 0
(Address, including zip code, and telephone numbers, including area code, of registrant’s principal executive offices)

Shares of Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [ x ]
Rule 12g-4(a)(2) [   ]
Rule 12h-3(b)(1)(i) [   ]
Rule 12h-3(b)(1)(ii) [   ]
Rule 15d-6 [ x ]

Approximate number of holders of record as of the certification or notice date: 57

Pursuant to the requirements of the Securities Exchange Act of 1934 AQUA SOCIETY, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 14, 2011	By:	/s/ Frank Iding
FRANK IDING
Chief Financial Officer and Treasurer of
Aqua Society, Inc.